Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

American Airlines TM U.S AIRWAYS

Creating a Premier Global Carrier

March 27, 2013

One world

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

American Airlines TM U.S AIRWAYS

Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. American Airlines TM U.S AIRWAYS

Introducing the New American Airlines

Creates a premier global carrier

Together, American and US Airways will be better equipped to compete and win against other global carriers

Enhances value for all financial stakeholders

Creates substantial synergies, generates greater financial strength and flexibility, and benefits from employee support, facilitating integration

Offers consumers more choices and better service

A more robust global network with the ability to connect more passengers to more places

Additional investments in products and services to improve travel experience

Improved loyalty benefits by expanding opportunities to earn and redeem miles

Highly competitive for global corporate accounts

Enhanced connectivity within the oneworld® Alliance creating more options for travel and benefits both domestically and internationally

Expects to maintain all existing hubs and service to all destinations

Significant benefits for employees

Historic new precedent for labor/management partnership within airline industry

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Merger provides a path to improved compensation and benefits

Creates greater career opportunities for employees over the long term

American Airlines TM U.S AIRWAYS

Complementary Domestic Network

Domestic Network 218 Destinations 682 Routes

Chicago New York Philadelphia Washington DC Los Angeles Phoenix Charlotte Dallas-Ft. Worth Miami US Airways American Airlines Shared Routes

Diio 2013 published schedules as of January 25, 2013

American Airlines TM U.S AIRWAYS

World-Class Global Network

Canada

9 Destinations

30 Routes

Europe / Middle East

21 Destinations

52 Routes

Mexico

20 Destinations

42 Routes

Caribbean

32 Destinations

93 Routes

Central America

10 Destinations

22 Routes

South America

21 Destinations

34 Routes

Asia/Pacific

5 Destinations

8 Routes

US Airways American Airlines

Diio 2013 published schedules as of January 25, 2013

American Airlines TM U.S AIRWAYS

A Stronger oneworld®

oneworld is the preferred alliance for premium customers

A combination will create a more equal alliance share in the United States, offering robust competition in the global marketplace

Largest Worldwide Premium Destinations

International Premium Passengers Per Day Each Way

London 4,200 Tokyo 2,500 New York 2,500 Hong Kong 2,300 Singapore 2,300 Paris 1,700 Seoul 1,400 Frankfurt 1,300

US to World ASM Share

BEFORE oneworld

26% Star 45%

SkyTeam 30%

AFTER

oneworld 34%

Star 36%

SkyTeam 30%

MIDT premium passenger bookings

Diio 2013 published schedules as of January 25, 2013

American Airlines TM U.S AIRWAYS

Global Network Carrier

2012 Consolidated Available Seat Miles

Source: Full Year 2012 Consolidated ASMs, as reported

Southwest and others also provide competition in the marketplace

Combination will create three similarly sized, competitive global network carriers

American Airlines TM U.S AIRWAYS

Significant Benefits for Flyers

Customers will have access to more travel destinations and more scheduling choices, domestically and internationally

With more than 1,300 new routes worldwide, customers will enjoy the same connections they’ve always had and will get many more through the combined airline

The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries.

US Airways customers will have access to 130 new cities that they currently do not have access to, and American Airlines customers will have access to 62 new cities

The new American will maintain the current hubs of both American Airlines and US Airways, preserving and expanding flight options in cities across the country

Customers of US Airways will have access to the world’s largest loyalty program, with more ways to earn miles and more flights to redeem them on

All miles earned in both programs will continue to be honored by the combined company.

Customers of the new American Airlines will earn miles through one expanded program – rather than two separate airlines

Customers will be able to redeem miles on travel to 122 new destinations and will be able to earn miles with more than 1,000 participating companies, including more than 20 airline partners

Customers will enjoy increased comfort and connectivity as the new American Airlines makes continued investments in technology, products, and services

American Airlines TM U.S AIRWAYS

Significant Benefits for Employees

The unions for both airlines are supporting this merger because they understand the benefit of working for an airline that is better positioned to grow and compete in today’s industry

Labor agreements will help ensure a smooth integration

American’s pilot, flight attendant and ground employee unions and US Airways’ pilot union have agreed to terms for improved collective bargaining agreements, effective upon merger completion

US Airways’ flight attendant union has reached a tentative agreement, which includes support for the merger

American’s unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Provides employees a path to improved compensation and benefits

Creates greater career opportunities for employees over the long term

Enhanced network and revenues support better labor contracts and greater job stability

American Airlines TM U.S AIRWAYS

What People are Saying

Union Leaders…

“Our members have made major sacrifices over the past year. We are pleased that today American Airlines and US Airways have reached a positive step toward building a stronger, more secure and more competitive airline. This should benefit both travelers and workers. Much more work needs to take place before all of the parts that will make up a New American Airlines are assembled, but the airline we’re building should be better than the old American and US Airways.”

- JIM LITTLE, INTERNATIONAL PRESIDENT, TRANSPORT WORKERS UNION (TWU), AMERICAN AIRLINES (2.14.13)

“We are excited with today’s announcement, which we believe is the right path forward for American Airlines and its employees. This combination paves the way for a new, more competitive American Airlines and a brighter future for the dedicated employees of the combined company. We recognized the value of merging at the very beginning, and worked for the past year to help bring this deal to fruition. Employees of the new American Airlines will enjoy competitive compensation and benefits, and will be part of a stronger airline which will create greater opportunities over the long term.”

- KEITH WILSON, PRESIDENT, ALLIED PILOTS ASSOCIATION (APA), AMERICAN AIRLINES (2.14.13)

“This merger came about due to the cooperative efforts of both management and labor. As pilots, we are proud to be a part of the New American Airlines and look forward to working with our colleagues at the Allied Pilots Association, building our new company into a financially strong, premier global carrier.”

- GARY HUMMEL, PRESIDENT, US AIRLINE PILOTS ASSOCIATION (USAPA), US AIRWAYS (2.14.13)

“It’s been a long, tough road but the result is well worth it. Today’s announcement proves that everyone benefits when labor has a seat at the table. The new American will provide job security and fair compensation for all employees and another great option for the flying public. Flight attendants are eager to help build a strong and competitive airline and bring American back to prominence.”

- LAURA GLADING, PRESIDENT, ASSOCIATION OF PROFESSIONAL FLIGHT ATTENDANTS (APFA), AMERICAN AIRLINES (2.14.13)

“Flight Attendants are ready to participate in the benefits that will be generated by the strong network combination of American Airlines and US Airways. We are proud to be a part of the frontline that makes our airline a success and we look forward to the new opportunities we will generate by working alongside our counterparts at American.”

- DEBORAH VOLPE AND ROGER HOLMIN, PRESIDENTS, ASSOCIATION OF FLIGHT ATTENDANTS (AFA-CWA), US AIRWAYS (2.14.13)

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

American Airlines TM U.S AIRWAYS

Substantial Benefits for JFK and New York

Combined networks will offer improved service in New York

372 daily departures in New York, with access to 336 destinations around the world

Strong domestic foundation supports international growth

Combined network to improve traffic flow and provide JFK with increased connectivity

New American Airlines will have the most service in the east coast region

Increased presence on the East Coast will increase JFK’s importance as a hub

JFK will have access to 35 additional East Coast cities

Together, American Airlines and US Airways employ ~8,060 people in New York, supporting long-term economic growth

Combined networks will serve 13 locations across New York—New York City (JFK and La Guardia), Buffalo, Albany, Rochester, Syracuse, Long Island, Binghamton, Newburgh, Plattsburgh, Watertown, Westchester, Elmira and Ithaca

With increased connectivity, JFK will be a key hub in the combined airline’s global network, resulting in more travel options for New York customers

American Airlines TM U.S AIRWAYS

Substantial Benefits for JFK and New York

JFK will benefit from increased connectivity, a broader route network, and a more competitive airline

American Airlines TM U.S AIRWAYS

Roadmap to Completion

Key conditions

Stakeholder Approval of Plan of Reorganization and Court Confirmation by the U.S. Bankruptcy Court for the Southern District of New York

Regulatory approvals and customary closing conditions

- Filed HSR

Approval by US Airways shareholders

No financing condition or consents or approvals required from labor unions

The combination is expected to be completed in the third quarter of 2013

American Airlines TM U.S AIRWAYS

New American Airlines Offers Substantial Benefits for All Stakeholders

Customers

More choices, better service and enhanced travel experience across a larger worldwide network

Unparalleled benefits through the world’s largest airline loyalty program

Improved opportunities to earn and redeem miles across the combined network

Communities

Communities

Expects to maintain all hubs currently served by both airlines

Communities will benefit from job and economic growth

Enhances service and single-carrier access to a global network

Leading alternative for global corporate accounts

Employees

Employees

Historic new precedent for labor/management partnership within airline industry

American unions representing pilots and flight attendants are working with their US Airways counterparts to determine representation and single agreement protocols

Provides employees a path to competitive compensation and benefits

Creates greater career opportunities for employees over long term

Shareholder and Stakeholders

Shareholders and Stakeholders

Substantial synergies and significant upside potential drive superior value

American Airlines TM U.S AIRWAYS